

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Via U.S. Mail

Curtis E. Hall, Esq.
General Counsel
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: Orthovita, Inc.**
> **Schedule TO-T filed by Stryker Corporation et al.**
> **Filed on May 27, 2011**
> **File No. 005-59461**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Determination of Validity, page 8

1.   You state that your determinations as to the validity, form, eligibility and acceptance of tenders will be final and binding. Similar language appears elsewhere in your offering documents. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Financial Projections, page 13

2.   We note that you have included non-GAAP financial measures in this section. Please provide the additional disclosure required by Rule 100(a) of Regulation G, or advise as to why you believe this is not necessary.

Representation and Warranties, page 25

3.   We note your statements that the representations and warranties were made solely for purposes of the merger agreement and that investors should not rely on the representations and warranties as statements of actual facts. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Certain Conditions of the Offer, page 47

4.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance for payment of shares pursuant to the offer. Please revise your disclosure accordingly.

5.   In the last paragraph of this section, you state that you may assert a condition regardless of the circumstances giving rise to the condition. This disclosure suggests that actions or inactions by you or your affiliates may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at your option.

6.   We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

Miscellaneous, page 55

7.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e 4(f)(8)(i). If you are attempting

to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34 58597 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (312) 407-8626
        Richard C. Witzel, Jr., Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP